OPTIGENEX INC.
                              750 Lexington Avenue
                               New York, NY 10022


                                                              February 13, 2006

VIA FACSIMILE (202-772-9217) AND EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Sonia Barros, Esq.


         RE:      OPTIGENEX INC.
                  REGISTRATION STATEMENT ON FORM SB-2
                  FILE NO. 333-129074


Ladies and Gentlemen:

      Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), Optigenex Inc. (the "Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 2.00 p.m., Eastern Time, on Tuesday, February 14, 2006, or as soon thereafter as possible.

      The Company hereby acknowledges the following:

      o that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                OPTIGENEX INC.


                                                By: /s/  Anthony Bonelli
                                                --------------------------------
                                                Name: Anthony Bonelli
                                                Title:  Chief Executive Officer